SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Consolidated financial statements as of

March 31, 2015, with report of independent

registered public accounting firm

Petróleo Brasileiro S.A. – Petrobras

Index

(Expressed in millions of US Dollars, unless otherwise indicated)

Report of Independent Registered Public Accounting Firm			3
Consolidated Statement of Financial Position			4
Consolidated Statement of Income			5
Consolidated Statement of Comprehensive Income			6
Consolidated Statement of Cash Flows			7
Consolidated Statement of Changes in Shareholders’ Equity			8
Notes to the financial statements			9
1	.	The Company and its operations	9
2	.	Basis of preparation	9
3	.	The “Lava Jato” (Car Wash) Operation and its effects on the Company	10
4	.	Basis of consolidation	10
5	.	Summary of significant accounting policies	10
6	.	Cash and cash equivalents and Marketable securities	11
7	.	Trade and other receivables	12
8	.	Inventories	14
9	.	Disposal of assets and legal mergers	14
10	.	Investments	15
11	.	Property, plant and equipment	16
12	.	Intangible assets	17
13	.	Exploration for and evaluation of oil and gas reserves	17
14	.	Trade payables	18
15	.	Finance debt	18
16	.	Leases	21
17	.	Related party transactions	22
18	.	Provision for decommissioning costs	23
19	.	Taxes	24
20	.	Employee benefits (Post-Employment)	26
21	.	Shareholders’ equity	28
22	.	Sales revenues	29
23	.	Other expenses, net	29
24	.	Costs and Expenses by nature	30
25	.	Net finance income (expense)	30
26	.	Supplemental information on statement of cash flows	31
27	.	Segment Information	32
28	.	Provisions for legal proceedings	36
29	.	Collateral for crude oil exploration concession agreements	40
30	.	Risk management	40
31	.	Fair value of financial assets and liabilities	44
32	.	Subsequent events	45
33	.	Information Related to Guaranteed Securities Issued by Subsidiaries	45

Petróleo Brasileiro S.A. – Petrobras

Report of Independent Registered Public Accounting Firm

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of March 31, 2015, and the related condensed consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for the three-month periods ended March 31, 2015 and March 31, 2014. This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 3 to the condensed consolidated financial statements, during the third quarter of 2014, the Company wrote off US$ 2,527 million of overpayments on the acquisition of property plant and equipment incorrectly capitalized, according to testimony obtained from Brazilian criminal investigations.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated statement of financial position as of December 31, 2014, and the related consolidated statements of income, comprehensive income, cash flows (not presented herein) and changes in shareholders’ equity for the year then ended, and in our report dated April 22, 2015, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed accompanying consolidated statement of financial position as of December 31, 2014 is fairly stated in all material respects in relation to the accompanying consolidated statement of financial position from which it has been derived.

/s/

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

May 15, 2015

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Financial Position

March 31, 2015 and December 31, 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2015	12.31.2014	Liabilities	Note	03.31.2015	12.31.2014
Current assets				Current liabilities
Cash and cash equivalents	6	10,739	16,655	Trade payables	14	7,814	9,760
Marketable securities	6	10,545	9,323	Finance debt	15	12,368	11,868
Trade and other receivables, net	7	6,464	7,969	Finance lease obligations	16	14	16
Inventories	8	9,985	11,466	Income taxes payable	19.1	320	247
Recoverable income taxes	19.1	819	1,063	Other taxes payable	19.1	3,238	4,064
Other recoverable taxes	19.1	2,196	2,748	Payroll, profit sharing and related charges		1,923	2,066
Advances to suppliers		357	423	Pension and medical benefits	20	700	796
Other current assets		1,773	1,180	Others		1,790	2,301
		42,878	50,827			28,167	31,118
Assets classified as held for sale		3	5	Liabilities on assets classified as held for sale		−	−
		42,881	50,832			28,167	31,118

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	15	112,456	120,218
Trade and other receivables, net	7	4,991	4,832	Finance lease obligations	16	50	56
Marketable securities	6	92	109	Deferred income taxes	19.2	262	3,031
Judicial deposits	28.1	2,373	2,682	Pension and medical benefits	20	14,020	16,491
Deferred income taxes	19.2	916	1,006	Provisions for legal proceedings	28.1	1,496	1,540
Other tax assets	19.1	3,329	4,008	Provision for decommissioning costs	18	6,757	8,267
Advances to suppliers		2,199	2,409	Others		831	988
Others		3,217	3,817			135,872	150,591
		17,117	18,863
				Total liabilities		164,039	181,709

				Shareholders' equity	21.1
Investments	10	4,943	5,753	Share capital (net of share issuance costs)		107,101	107,101
Property, plant and equipment	11	190,579	218,730	Change in interest in subsidiaries		148	148
Intangible assets	12	3,815	4,509	Profit reserves		68,286	66,423
		216,454	247,855	Accumulated other comprehensive (deficit)		(80,848)	(57,400)
				Attributable to the shareholders of Petrobras		94,687	116,272
				Non-controlling interests		609	706
				Total equity		95,296	116,978
Total assets		259,335	298,687	Total liabilities and shareholder's equity		259,335	298,687
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Income

March 31, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2015	Jan-Mar/2014

Sales revenues	22	25,967	34,494
Cost of sales		(18,140)	(26,388)
Gross profit		7,827	8,106

Income (expenses)
Selling expenses		(602)	(1,154)
General and administrative expenses		(946)	(1,083)
Exploration costs	13	(343)	(646)
Research and development expenses		(197)	(250)
Other taxes		(263)	(138)
Other expenses, net	23	(818)	(1,632)
		(3,169)	(4,903)

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes		4,658	3,203

Finance income		256	441
Finance expenses		(1,289)	(782)
Foreign exchange and inflation indexation charges		(930)	268

Net finance income (expense)	25	(1,963)	(73)

Share of earnings in equity-accounted investments	10.1	60	221

Profit sharing	20.1	(117)	(142)

Net income before income taxes		2,638	3,209

Income taxes	19.3	(1,056)	(763)

Net income		1,582	2,446

Net income (loss) attributable to:
Shareholders of Petrobras		1,862	2,280
Non-controlling interests		(280)	166

		1,582	2,446

Basic and diluted earnings (loss) per weighted-average of common and preferred share - in U.S. dollars	21.3	0.14	0.17

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Comprehensive Income

March 31, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2015	Jan-Mar/2014

Net income	1,582	2,446

Items that will not be reclassified to the statement of income:
Actuarial gains (losses) on defined benefit pension plans	−	−
Cumulative translation adjustments	(16,695)	4,480
	(16,695)	4,480
Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	(9,884)	1,645
Reclassified to the statement of income	288	199
Deferred income tax	3,263	(627)
	(6,333)	1,217
Unrealized gains / (losses) on cash flow hedge - others
Recognized in shareholders' equity	(1)	3
Reclassified to the statement of income	−	1
Deferred income tax	−	−
	(1)	4

	(6,334)	1,221

Share of other comprehensive income (losses) in equity-accounted investments	(358)	59

Total other comprehensive income (loss):	(23,387)	5,760

Total comprehensive income (loss)	(21,805)	8,206
Comprehensive income (loss) attributable to:
Shareholders of Petrobras	(21,585)	8,162
Non-controlling interests	(220)	44
Total comprehensive income (loss)	(21,805)	8,206

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Cash Flows

March 31, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	03.31.2015	03.31.2014

Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	1,862	2,280
Adjustments for:
Non-controlling interests	(280)	166
Share of earnings in equity-accounted investments	(60)	(221)
Depreciation, depletion and amortization	2,974	3,013
Impairment of property, plant and equipment, intangible and other assets	101	117
Exploration expenditures written off	201	447
Allowance for impairment of trade receivables	(301)	14
(Gains) losses on disposal of assets, write-offs of non-current assets, E&P areas returned and cancelled projects, net	(141)	(222)
Foreign exchange, indexation and finance charges	2,198	599
Deferred income taxes, net	714	290
Pension and medical benefits (actuarial expense)	588	440
Decrease (Increase) in assets
Trade and other receivables, net	25	(1,078)
Inventories	(358)	(1,045)
Other assets	(1,018)	(885)
Increase (Decrease) in liabilities
Trade payables	(795)	(205)
Taxes payable	113	(539)
Pension and medical benefits	(145)	(142)
Other liabilities	61	952
Net cash provided by operating activities	5,739	3,981
Cash flows from Investing activities
Capital expenditures	(6,115)	(8,750)
Investments in investees	(63)	(5)
Proceeds from disposal of assets	180	368
Divestment (investment) in marketable securities	(1,455)	(307)
Dividends received	3	154
Net cash (used in) investing activities	(7,450)	(8,540)
Cash flows from Financing activities
Acquisition of Non-controlling interest	138	(46)
Financing and loans, net:
Proceeds from long-term financing	1,304	22,803
Repayment of principal	(2,948)	(2,595)
Repayment of interest	(1,956)	(1,595)
Net cash provided by (used in) financing activities	(3,462)	18,567

Effect of exchange rate changes on cash and cash equivalents	(743)	379

Net increase (decrease) in cash and cash equivalents	(5,916)	14,387

Cash and cash equivalents at the beginning of the year	16,655	15,868

Cash and cash equivalents at the end of the period	10,739	30,255

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

March 31, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Change in interest in subsidiaries	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
	107,371	(279)	674	(26,440)	(3,911)	(2,505)	(178)	7,919	2,182	729	62,965	−	148,527	596	149,123
Balance at January 1, 2014		107,092	674				(33,034)					73,795	148,527	596	149,123
Realization of deemed cost							(1)					1	−		−
Change in interest in subsidiaries			(42)										(42)	(73)	(115)
Net income												2,280	2,280	166	2,446
Other comprehensive income				4,602	1,217	−	63						5,882	(122)	5,760
Appropriations:													−		−
Allocation of net income												−	−		−
Dividends												−	−	−	−
	107,371	(279)	632	(21,838)	(2,694)	(2,505)	(116)	7,919	2,182	729	62,965	2,281	156,647	567	157,214
Balance at March 31, 2014		107,092	632				(27,153)					76,076	156,647	567	157,214
	107,380	(279)	148	(41,968)	(7,699)	(7,295)	(438)	7,919	2,182	720	55,602	−	116,272	706	116,978
Balance at January 1, 2015		107,101	148				(57,400)					66,423	116,272	706	116,978
Realization of deemed cost							(1)					1	−		−
Change in interest in subsidiaries			−										−	123	123
Net income (loss)												1,862	1,862	(280)	1,582
Other comprehensive income (loss)				(16,755)	(6,333)	−	(359)					−	(23,447)	60	(23,387)
Appropriations:													−		−
Transfer from reserves											−	−	−		−
Dividends													−	−	−
	107,380	(279)	148	(58,723)	(14,032)	(7,295)	(798)	7,919	2,182	720	55,602	1,863	94,687	609	95,296
Balance at March 31, 2015		107,101	148				(80,848)					68,286	94,687	609	95,296

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

This interim financial information presents the significant changes for the Company in the first quarter of 2015, and it does not repeat certain other recent significant changes that were previously reported in notes to the Company’s financial statements. As a result, this interim financial information should be read together with the Company’s annual financial statements for the year ended December 31, 2014, which include the full set of notes.

The Company has reclassified certain amounts from prior periods to provide a more appropriate presentation and consistent with the industry practice. Net income was not affected in any of the periods presented.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 – “The effects of changes in foreign exchange rates”. All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. Equity items are translated using the exchange rates prevailing at the dates of the transactions. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Mar 2015	Mar 2014	Jun 2014	Sep 2014	Dec 2014
Quarterly average exchange rate	2.86	2.36	2.23	2.28	2.55
Period-end exchange rate	3.21	2.26	2.2	2.45	2.66

The Company’s Board of Directors in a meeting held on May 15, 2015 authorized the consolidated interim financial information for issue.

2.1.            Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: write-off of overpayments improperly capitalized, oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, impairment of assets, hedge accounting, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income taxes (income tax – IRPJ and social contribution on net income – CSLL). Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

3.            The “Lava Jato” (Car Wash) Operation and its effects on the Company

In the third quarter of 2014, the Company wrote off US$2,527 of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2014 consolidated financial statements.

In preparing its financial statements for the first quarter of 2015, the Company carefully considered all available information and does not expect that new developments in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities, by the independent law firms conducting an internal investigation, or by newly set up internal commissions (or a review of the results of previous internal investigations) could materially impact or change the methodology adopted to recognize the write-off described above. Notwithstanding this expectation, the Company will continuously monitor the investigations for additional information and, as of March 31, 2015, has not identified any necessary adjustment based on existing information.

On May 13, 2015, the Company received US$ 49 representing the first portion of amounts recovered from Pedro José Barusco Filho, a former executive manager of the Services area, who previously entered into a plea agreement with Brazilian authorities. This amount will be recognized as other income (amounts recovered – “overpayments incorrectly capitalized”) in the second quarter of 2015. To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds.

See note 28 for information about class actions and the Company’s other material legal proceedings.

4.            Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the three-month period ended March 31, 2015.

The main disposal of assets and legal mergers are set out in note 9.

5.            Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

6.            Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	03.31.2015	12.31.2014
Cash at bank and in hand	694	709
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	1,561	1,999
Other investment funds	39	41
	1,600	2,040
- Abroad
Time deposits	4,052	8,700
Automatic investing accounts	2,265	3,097
Other financial investments abroad	2,128	2,109
	8,445	13,906
Total short-term financial investments	10,045	15,946
Total cash and cash equivalents	10,739	16,655

Short-term financial investments in Brazil comprise investments in exclusive (single-member) funds, mainly holding Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits, highly-liquid automatic investing accounts and other short-term fixed income instruments from highly-rated financial institutions with maturities of three months or less.

Marketable securities

	03.31.2015	12.31.2014
Trading securities	1,537	2,690
Available-for-sale securities	12	21
Held-to-maturity securities	9,088	6,721
	10,637	9,432
Current	10,545	9,323
Non-current	92	109

Trading securities refer mainly to investments in Brazilian Government Bonds and held-to-maturity securities are mainly comprised of time deposits with highly-rated financial institutions abroad.

These financial investments have maturities of more than three months and are classified as current assets due to their maturity or the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	03.31.2015	12.31.2014
Trade receivables
Third parties	8,772	10,022
Related parties (Note 17)
Investees	636	863
Receivables from the electricity sector	2,800	2,966
Petroleum and alcohol accounts -Federal Government	263	317
Other receivables	1,605	2,005
	14,076	16,173
Provision for impairment of trade receivables	(2,621)	(3,372)
	11,455	12,801
Current	6,464	7,969
Non-current	4,991	4,832

7.2.       Changes in the allowance for impairment of trade receivables

	03.31.2015	12.31.2014
Opening balance	3,372	1,406
Additions	211	2,484
Write-offs (*)	(512)	(131)
Cumulative translation adjustment	(450)	(387)
Closing balance	2,621	3,372

Current	1,309	1,448
Non-current	1,312	1,924

(*) Includes US$ 452 related to companies from the isolated electricity sector in the quarter ended March 31, 2015, as set out in note 7.4.

7.3.       Trade receivables overdue - Third parties

	03.31.2015	12.31.2014
Up to 3 months	741	823
From 3 to 6 months	363	178
From 6 to 12 months	238	181
More than 12 months	1,657	1,832
	2,999	3,014

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.4.       Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

	03.31.2015			12.31.2014
	Not yet due	Overdue	Total	Not yet due	Overdue	Total
Clients
Eletrobras Group (Note 17)	2,105	695	2,800	2,536	430	2,966
Companhia de Gás do Amazonas (CIGÁS)	1,011	309	1,320	1,266	167	1,433
Others	33	348	381	24	394	418
	3,149	1,352	4,501	3,826	991	4,817
(-) Allowance for impairment of trade receivables	(511)	(541)	(1,052)	(1,090)	(621)	(1,711)
Total	2,638	811	3,449	2,736	370	3,106
Related parties	2,054	499	2,553	2,473	165	2,638
Third parties	584	312	896	263	205	468

As of March 31, 2015, US$ 3,850 of the Company’s receivables from the isolated electricity system in the northern region of Brazil, related to fuel oil, natural gas and other products sold to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) located in the northern region of Brazil, were classified as non-current assets. The balance of those receivables was US$ 4,501 as of March 31, 2015 (US$ 4,817 as of December 31, 2014).

A portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil is borne by funds from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which is managed by Eletrobras.

Recently, funds transferred from the CCC to the electricity companies in the northern region of Brazil have not been sufficient for them to meet their financial obligations, and, as a result, some of these companies have experienced financial difficulties and have not been able to pay for the products supplied by Petrobras. The Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras on December 31, 2014 with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged being indebted in the amount of US$ 3,509. This amount is being updated based on the Selic interest rate (Brazilian short-term interest rate) every month. Under the agreement, the amounts started to be paid in 120 monthly installments beginning in February 2015 and US$ 2,483 were guaranteed by collaterals, as of December 31, 2014.

In 2015, the Brazilian government implemented a new pricing policy for the electricity sector and has already implemented price increases in the first quarter of 2015. The new policy will strengthen the financial situation of the companies in the electricity sector and reduce their insolvency on payables from fuel oil and other products supplied. The Company expects that the impact of the higher electricity prices resulting from the new policy will be more significant after the first quarter of 2015, notably because the funds received from the end customer will be transferred to the CCC and used to refund the electricity generation companies.

The Company recognized an allowance for impairment of trade receivables in 2014 of US$ 1,696 (US$ 1,948 charged to selling expenses, partially offset by a US$ 252 cumulative translation adjustment - CTA effect) to cover uncollateralized receivables as of October 31, 2014, including the balances of previous debt acknowledgement agreements and from companies that were not part of the most recent debt acknowledgment agreement with Eletrobras.

On March 31, 2015 the Company recognized a reversal of an allowance for impairment of trade receivables of US$ 404 (a US$ 452 reduction in selling expenses, partially offset by a US$ 48 negative cumulative translation adjustment – CTA effect) due to the pledge of additional receivables the CCC has from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético – CDE) as security on May 7, 2015, for an additional portion of the debt acknowledgement agreement entered into with Eletrobras in 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

8.            Inventories

	03.31.2015	12.31.2014
Crude oil	3,621	3,977
Oil products	3,646	4,333
Intermediate products	701	854
Natural gas and LNG (*)	339	358
Biofuels	180	150
Fertilizers	39	34
	8,526	9,706
Materials, supplies and others	1,506	1,806
	10,032	11,512
Current	9,985	11,466
Non-current	47	46

(*) Liquid natural gas

Inventories are presented net of a US$ 103 allowance reducing inventories to net realizable value (US$ 150 as of December 31, 2014), mainly due to the decrease in international prices of crude oil and oil products. In the quarter ended March 31, 2015 the Company recognized a US$ 100 allowance reducing inventories to net realizable value recognized as cost of sales (US$ 123 in the quarter ended March 31, 2014).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 1,806 (US$ 2,316 as of December 31, 2014), as set out in note 20.

9.            Disposal of assets and legal mergers

9.1.       Disposal of assets

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral Basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for a lump-sum payment of US$ 101 made on the same date. The Company recognized a US$ 77 gain in other income.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder for US$ 369, subject to certain condition precedent, such as approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE).

On October 30, 2014 the transaction was concluded as set out in the sales and purchase agreement and a US$ 57 gain was recognized in other income.

On March 31, 2015, a final price adjustment was agreed between the parties and was paid. The Company recognized the additional payment received of US$ 78 in other income.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

9.2.       Legal mergers

On January 30, 2015, the Shareholders’ Extraordinary General Meeting of Petrobras approved the mergers of Arembepe Energia S.A. and Energética Camaçari Muricy S.A. into Petrobras.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect share capital or the Company’s consolidated financial statements.

10.        Investments

10.1.   Investments in associates and joint ventures

	Carrying amount of the investments		Share of earnings in the investments
Investments accounted for using the equity method	03.31.2015	12.31.2014	Jan-Mar/2015	Jan-Mar/2014
Braskem S.A.	1,153	1,711	25	54
Petrobras Oil & Gas B.V. - PO&G	1,718	1,714	4	100
Guarani S.A.	391	518	(3)	(6)
State-controlled Natural Gas Distributors	295	340	15	29
Nova Fronteira Bioenergia S.A.	133	163	(2)	2
Petrowayu S.A.	136	136	−	−
Petroritupano S.A.	112	112	−	(1)
Other petrochemical investees	55	66	1	11
UEG Araucária Ltda	66	73	11	11
Petrokariña S.A.	45	45	−	−
Transierra S.A.	−	−	−	3
Other associates	825	858	9	18
	4,929	5,736	60	221
Other investees	14	17	−	−
	4,943	5,753	60	221

10.2.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
Company	03.31.2015	12.31.2014	Type	03.31.2015	12.31.2014	03.31.2015	12.31.2014

Indirect subsidiary
Petrobras Argentina S.A.	1,356,792	1,356,792	Common	0.92	0.65	1,248	879
						1,248	879

Associate
Braskem S.A.	212,427	212,427	Common	2.52	4.07	536	864
Braskem S.A.	75,793	75,793	Preferred A	3.43	6.59	260	499
						796	1,363

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value of the investment as of March 31, 2015, was US$ 796, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s consolidated financial statements for the year ended December 31, 2014.

11.        Property, plant and equipment

	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at January 1, 2014	7,868	90,405	79,758	49,870	227,901
Additions	30	2,031	30,362	580	33,003
Additions to / review of estimates of decommissioning costs	−	−	−	1,999	1,999
Capitalized borrowing costs	−	−	3,592	−	3,592
Write-offs	(9)	(57)	(4,024)	(196)	(4,286)
Write-off - overpayments incorrectly capitalized	(35)	(1,160)	(1,078)	(91)	(2,364)
Transfers (***)	2,685	25,371	(36,178)	23,078	14,956
Depreciation, amortization and depletion	(534)	(7,381)	−	(4,888)	(12,803)
Impairment recognition (****)	(899)	(1,398)	(11,670)	(2,839)	(16,806)
Impairment reversal (****)	−	17	−	3	20
Cumulative translation adjustment	(1,071)	(9,832)	(7,819)	(7,760)	(26,482)
Balance at December 31, 2014	8,035	97,996	52,943	59,756	218,730
Cost	10,979	142,030	52,943	88,023	293,975
Accumulated depreciation, amortization and depletion	(2,944)	(44,034)	−	(28,267)	(75,245)
Balance at December 31, 2014	8,035	97,996	52,943	59,756	218,730
Additions	6	326	5,419	84	5,835
Additions to / review of estimates of decommissioning costs	−	−	−	24	24
Capitalized borrowing costs	−	−	505	−	505
Write-offs	(3)	(16)	(255)	(54)	(328)
Transfers	248	3,281	(5,801)	2,514	242
Depreciation, amortization and depletion	(138)	(1,594)	−	(1,203)	(2,935)
Cumulative translation adjustment	(1,338)	(12,733)	(7,485)	(9,938)	(31,494)
Balance at March 31, 2015	6,810	87,260	45,326	51,183	190,579
Cost	9,459	127,061	45,326	75,927	257,773
Accumulated depreciation, amortization and depletion	(2,649)	(39,801)	−	(24,744)	(67,194)
Balance at March 31, 2015	6,810	87,260	45,326	51,183	190,579

Weighted average of useful life in years	40 (25 to 50 ) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 27 for assets under construction by business area
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes US$ 10,446 reclassified from Intangible Assets to Property, Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement (See note 12.3 to the Company's consolidated financial statements for the year ended December 31, 2014).

(****) For more detailed information, see Note 14 to the Company's consolidated financial statements for the year ended December 31, 2014.

As of March 31, 2015, property, plant and equipment include assets under finance leases of US$ 60 (US$ 72 as of December 31, 2014).

The Company’s property, plant and equipment include US$ 23,319 related to the acquisition costs of areas in the Assignment Agreement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

		Software
	Rights and Concessions	acquired	developed in-house	Goodwill	Total
Balance at January 1, 2014	14,381	142	496	400	15,419
Addition	92	41	118	−	251
Capitalized borrowing costs	−	−	8	−	8
Write-offs	(93)	(5)	(10)	−	(108)
Transfers (**)	(10,346)	7	9	(1)	(10,331)
Amortization	(35)	(54)	(131)	−	(220)
Impairment recognition	(8)	−	−	−	(8)
Impairment reversal	6	−	−	−	6
Cumulative translation adjustment	(405)	(12)	(58)	(33)	(508)
Balance at December 31, 2014	3,592	119	432	366	4,509
Cost	4,003	578	1,281	366	6,228
Accumulated amortization	(411)	(459)	(849)	−	(1,719)
Balance at December 31, 2014	3,592	119	432	366	4,509
Addition	3	5	21	−	29
Capitalized borrowing costs	−	−	1	−	1
Write-offs	(3)	−	−	−	(3)
Transfers (**)	2	−	3	(1)	4
Amortization	(6)	(9)	(24)	−	(39)
Cumulative translation adjustment	(553)	(17)	(73)	(43)	(686)
Balance at March 31, 2015	3,035	98	360	322	3,815
Cost	3,310	502	1,089	322	5,223
Accumulated amortization	(275)	(404)	(729)	−	(1,408)
Balance at March 31, 2015	3,035	98	360	322	3,815
Estimated useful life - years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

(**) Includes US$ 10,446 reclassified from Intangible Assets to Property Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement. See Note 12.3 to the Company's consolidated financial statements for the year ended December 31, 2014.

13.        Exploration for and evaluation of oil and gas reserves

Exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2015	12.31.2014
Property plant and equipment
Opening Balance	7,000	8,802
Additions to capitalized costs pending determination of proved reserves	833	4,272
Capitalized exploratory costs charged to expense	(180)	(1,366)
Transfers upon recognition of proved reserves	(35)	(3,835)
Cumulative translation adjustment	(1,198)	(873)
Closing Balance	6,420	7,000
Intangible Assets	2,574	3,044
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	8,994	10,044

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Exploration costs recognized in the statement of income	Jan-Mar/2015	Jan-Mar/2014
Geological and geophysical expenses	140	179
Exploration expenditures written off (incl.dry wells and signature bonuses)	201	447
Other exploration expenses	2	20
Total expenses	343	646

Cash used in :	Jan-Mar/2015	Jan-Mar/2014
Operating activities	120	198
Investment activities	875	1,229
Total cash used	995	1,427

14.        Trade payables

	03.31.2015	12.31.2014
Third parties in Brazil	3,851	4,949
Third parties abroad	3,362	4,240
Related parties	601	571
Balance on current liabilities	7,814	9,760

15.        Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. These obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days in the different agreements. Delivering financial statements is an obligation included in most financing agreements and non-compliance with that obligation can trigger an event of default and a right to accelerate the debt.

A roll-forward of non-current debt is set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1 , 2014	−	29,000	1,211	49	30,260
Additions (new funding obtained)	−	4,319	359	−	4,678
Interest incurred during the year	−	202	2	−	204
Foreign exchange/inflation indexation charges	−	1,033	79	1	1,113
Transfer from long term to short term	−	(1,440)	(156)	(18)	(1,614)
Cumulative translation adjustment (CTA)	−	(3,826)	(194)	(4)	(4,024)
Balance at December 31, 2014	−	29,288	1,301	28	30,617
Abroad
Opening balance at January 1 , 2014	5,805	26,908	42,572	690	75,975
Additions (new funding obtained)	281	6,710	13,766	−	20,757
Interest incurred during the year	4	22	46	8	80
Foreign exchange/inflation indexation charges	103	412	(1,433)	20	(898)
Transfer from long term to short term	(742)	(3,411)	(1,260)	(42)	(5,455)
Cumulative translation adjustment (CTA)	(207)	(743)	119	(27)	(858)
Balance at December 31, 2014	5,244	29,898	53,810	649	89,601
Total Balance at December 31, 2014	5,244	59,186	55,111	677	120,218
Non-current
In Brazil
Opening balance at January 1 , 2015	−	29,288	1,301	28	30,617
Additions (new funding obtained)	−	277	−	−	277
Interest incurred during the year	−	62	−	−	62
Foreign exchange/inflation indexation charges	−	1,585	30	−	1,615
Transfer from long term to short term	−	(315)	(64)	(1)	(380)
Cumulative translation adjustment (CTA)	−	(5,145)	(220)	(5)	(5,370)
Balance as of March 31, 2015	−	25,752	1,047	22	26,821
Abroad
Opening balance at January 1 , 2015	5,244	29,898	53,810	649	89,601
Additions (new funding obtained)	−	−	−	−	−
Interest incurred during the year	1	10	12	2	25
Foreign exchange/inflation indexation charges	217	1,084	(1,210)	29	120
Transfer from long term to short term	(242)	(9)	(2,300)	(12)	(2,563)
Cumulative translation adjustment (CTA)	(218)	(1,086)	(214)	(30)	(1,548)
Balance as of March 31, 2015	5,002	29,897	50,098	638	85,635
Total Balance as of March 31, 2015	5,002	55,649	51,145	660	112,456

	03.31.2015	12.31.2014
Short-term debt	3,412	3,484
Current portion of long-term debt	7,887	6,845
Accrued interest	1,069	1,539
	12,368	11,868

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.1.   Summarized information on current and non-current finance debt

Maturity in	2015	2016	2017	2018	2019	2020 onwards	Total (*)	Fair value
Financing in Brazilian Reais (BRL):	1,255	2,296	1,989	2,153	3,492	8,522	19,707	16,456
Floating rate debt	839	1,963	1,429	1,612	2,962	6,540	15,345
Fixed rate debt	416	333	560	541	530	1,982	4,362
Average interest rate	10.0%	12.1%	11.9%	11.5%	10.7%	8.5%	10.1%
Financing in U.S.Dollars (USD):	7,501	8,997	8,757	11,098	17,894	30,250	84,497	76,308
Floating rate debt	7,080	4,346	5,096	8,669	13,026	8,465	46,682
Fixed rate debt	421	4,651	3,661	2,429	4,868	21,785	37,815
Average interest rate	2.1%	4.1%	4.4%	4.1%	4.0%	5.4%	4.4%
Financing in BRL indexed to USD:	109	395	705	704	701	6,123	8,737	8,590
Floating rate debt	17	23	23	22	19	55	159
Fixed rate debt	92	372	682	682	682	6,068	8,578
Average interest rate	3.7%	7.2%	7.0%	7.1%	7.0%	7.0%	7.0%
Financing in Pound Sterling (£):	49	−	−	−	−	2,546	2,595	2,231
Fixed rate debt	49	−	−	−	−	2,546	2,595
Average interest rate	3.5%	−	−	−	−	6.0%	5.9%
Financing in Japanese Yen (¥):	338	391	94	85	−	−	908	906
Floating rate debt	87	85	85	85	−	−	342
Fixed rate debt	251	306	9	−	−	−	566
Average interest rate	1.0%	1.8%	0.8%	0.7%	−	−	1.5%
Financing in Euro (€):	81	12	12	2,951	1,400	3,915	8,371	7,638
Floating rate debt	12	11	11	11	11	168	224
Fixed rate debt	69	1	1	2,940	1,389	3,747	8,147
Average interest rate	1.3%	2.1%	2.1%	3.7%	3.8%	4.3%	4.0%
Financing in other currencies:	7	2	−	−	−	−	9	9
Fixed rate debt	7	2	−	−	−	−	9
Average interest rate	14.1%	15.3%	−	−	−	−	14.4%
Total as of March 31, 2015	9,340	12,093	11,557	16,991	23,487	51,356	124,824	112,138
	3.1%	5.7%	5.8%	5.1%	5.1%	6.1%	5.5%

Total as of December 31, 2014	11,868	12,572	11,948	17,789	24,189	53,720	132,086	115,238

* The average maturity of outstanding debt as of March 31, 2015 is 5.66 years (6.1 years as of December 31, 2014).

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable. When a quoted price for an identical liability is not available, the fair value is determined based on the yield curve of the Company's most liquid bonds (level 2).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

15.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first quarter of 2015, the capitalization rate was 4.89% p.a. (4.64% p.a. in the first quarter of 2014). This rate was applied to the balance of assets under construction as the basis for capitalizing borrowing costs, when eligible.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.3.   Lines of credit – Outstanding balance

Company	Available (Lines of Credit)	Used	Balance
Abroad
PGT	1,500	700	800
Petrobras	2,500	689	1,811
In Brazil
Transpetro	3,135	946	2,189
Petrobras	4,521	4,004	517
PNBV	3,079	357	2,722
Liquigás	44	42	2

15.4.   Collateral

The financial institutions that have provided financing have not required Petrobras to provide collateral related to loans, except for certain specific funding instruments to promote economic development, which are collateralized by tangible assets.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables and shares of the structured entities. Certain subsidiaries issue securities fully and unconditionally guaranteed by Petrobras (note 33).

The Company’s capital market financing relates primarily to unsecured global notes.

16.        Leases

16.1.   Future minimum lease payments / receipts – finance leases

	Receipts			Payments
Estimated lease payments / receivable	Future Value	Annual Interest	Present Value	Future Value	Annual Interest	Present Value
2015	154	(97)	57	15	(11)	4
2016 – 2019	762	(466)	296	72	(34)	38
2020 and thereafter	1,720	(533)	1,187	197	(175)	22
As of March 31, 2015	2,636	(1,096)	1,540	284	(220)	64
Current			72			14
Non-current			1,468			50
As of March 31, 2015			1,540			64
Current			59			16
Non-current			1,455			56
As of December 31, 2014			1,514			72

16.2.   Future minimum lease payments – non-cancelable operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

2015	13,690
2016 - 2019	41,028
2020 and thereafter	58,787
At March 31, 2015	113,505
As of December 31, 2014	118,404

As of March 31, 2015, the balance of estimated future minimum lease payments under operating leases includes US$ 65,886 (US$ 69,565 as of December 31, 2014) with respect to assets under construction, for which the lease term has not commenced.

In the three-month period ended March 31, 2015, the Company recognized expenditures of US$ 3,581 (US$ 2,701 in the three-month period ended March 31, 2014) for operating lease installments.

17.        Related party transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates, the parties involved in negotiations and market conditions.

17.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Jan-Mar/ 2015		03.31.2015	Jan-Mar/ 2014		12.31.2014
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	957	362	91	1,056	506	195
Petrochemical companies	973	45	146	1,987	205	82
Other associates and joint ventures	206	229	276	393	152	263
	2,136	636	513	3,436	863	540
Government entities
Government bonds	127	2,932	−	171	4,339	−
Banks controlled by the Federal Government	(1,318)	3,483	26,859	(692)	3,814	28,304
Receivables from the Electricity sector (Note 7.4)	181	2,800	−	196	2,966	−
Petroleum and alcohol account - receivables from Federal government (Note 17.2)	1	263	−	−	317	−
Federal Government - dividends and interest on capital	−	−	−	(20)	−	−
Others	12	153	89	14	241	224
	(997)	9,631	26,948	(331)	11,677	28,528
Pension plans	−	−	34	−	−	135
	1,139	10,267	27,495	3,105	12,540	29,203
Revenues (mainly sales revenues)	2,317			3,654
Foreign exchange and inflation indexation charges, net	(778)			(272)
Finance income (expenses), net	(400)			(277)

Current assets		4,902			6,715
Non-current assets		5,365			5,825
Current liabilities			3,549			1,855
Non-current liabilities			23,946			27,348
	1,139	10,267	27,495	3,105	12,540	29,203

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

17.2.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of March 31, 2015, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 263 (US$ 317 as of December 31, 2014). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables. Court-ordered expert proceedings are ongoing.

17.3.   Compensation of employees and officers

Petrobras’ key management compensation is set out below:

	Jan-Mar/ 2015			Jan-Mar/ 2014
	Officers	Board	Total	Officers	Board	Total
Wages and short-term benefits	1.4	0.1	1.5	1.2	0.1	1.3
Social security and other employee-related taxes (*)	0.4	−	0.4	0.3	−	0.3
Post-employment benefits (pension plan)	0.1	−	0.1	0.1	−	0.1
Total compensation recognized in the statement of income	1.9	0.1	2.0	1.6	0.1	1.7
Total compensation paid	1.9	0.1	2.0	1.8	0.1	1.9

Number of members	8	10	18	7	10	17

(*) The compensation of executive officers and directors is based on legal requirements and guidelines established by the Brazilian Department of Oversight and Governance of State-controlled Companies (Departamento de Coordenação e Governança das Empresas Estatais - DEST). DEST determined that social security and other employee-related taxes were included in the key management compensation proposed at the Annual General Meeting of 2014. Those taxes had been included since the first quarter of 2014, but were not disclosed in the notes to the financial statements.

In the three-month period ended March, 31 2015 the compensation of board members and officers for the consolidated Petrobras group amounted to US$ 5.5 (US$ 6.5 in the three-month period ended March 31, 2014).

18.        Provision for decommissioning costs

Non-current liabilities	03.31.2015	12.31.2014
Opening balance	8,267	7,133
Adjustment to provision	19	2,430
Payments made	(283)	(679)
Interest accrued	70	201
Others	96	75
Cumulative translation adjustment	(1,412)	(893)
Closing balance	6,757	8,267

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.        Taxes

19.1.   Income taxes and other taxes

Income taxes	Current assets		Current liabilities
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Taxes in Brazil	775	1,018	219	139
Taxes abroad	44	45	101	108
	819	1,063	320	247

Other taxes	Current assets		Non-current assets		Current liabilities
	03.31.2015	12.31.2014	03.31.2015	12.31.2014	03.31.2015	12.31.2014

Current / Deferred ICMS (VAT)	1,401	1,772	637	787	1,060	1,275
Current / Deferred PIS and COFINS (taxes on revenues)	672	829	2,494	2,983	452	295
CIDE	11	13	−	−	6	8
Production taxes	−	−	−	−	922	1,517
Withholding income taxes	−	−	−	−	384	486
Others	61	73	189	230	231	281
	2,145	2,687	3,320	4,000	3,055	3,862
Taxes abroad	51	61	9	8	183	202
	2,196	2,748	3,329	4,008	3,238	4,064

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.2.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

a)             Changes in deferred income taxes

	Property, Plant & Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2014	(13,406)	(4,006)	1,984	(518)	409	4,811	575	1,343	32	(8,776)
Recognized in the statement of income for the year	(2,055)	3,917	401	(42)	182	2,965	(7)	(1,418)	(898)	3,045
Recognized in shareholders’ equity	−	−	1,949	(41)	−	(192)	−	−	1,351	3,067
Cumulative translation adjustment	1,814	302	(441)	86	(75)	(842)	(66)	68	(133)	713
Others	−	(3)	(70)	(77)	10	(51)	1	−	116	(74)
Balance at December 31, 2014	(13,647)	210	3,823	(592)	526	6,691	503	(7)	468	(2,025)
Recognized in the statement of income for the year	(485)	(362)	239	(67)	76	1,270	144	8	(1,537)	(714)
Recognized in shareholders’ equity	−	−	2,963	−	−	(80)	−	−	409	3,292
Cumulative translation adjustment	2,399	91	(1,013)	109	(97)	(1,039)	(101)	(1)	(234)	114
Others	−	(99)	96	−	(1)	(4)	−	−	(5)	(13)
Balance at March 31, 2015	(11,733)	(160)	6,108	(550)	504	6,838	546	−	(899)	654

Deferred tax assets										1,006
Deferred tax liabilities										(3,031)
Balance at December 31, 2014										(2,025)

Deferred tax assets										916
Deferred tax liabilities										(262)
Balance at March 31, 2015										654

The deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.3.   Reconciliation between statutory tax rate and tax expense

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Jan-Mar/2015	Jan-Mar/2014
Income before income taxes	2,638	3,209
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(897)	(1,091)
Adjustments to arrive at the effective tax rate:
· Different jurisdictional tax rates for companies abroad	230	263
· Tax incentives	5	8
· Tax loss carryforwards (unrecognized tax losses)	(267)	69
· Non taxable income (deductible expenses), net (*)	(156)	(70)
· Tax credits of companies abroad in the exploration stage	(1)	(1)
· Others	30	59
Income taxes benefit (expense)	(1,056)	(763)
Deferred income taxes	(714)	(290)
Current income taxes	(342)	(473)
	(1,056)	(763)

Effective tax rate	40.0%	23.8%

(*) Includes share of earnings in equity-accounted investees.

20.        Employee benefits (Post-Employment)

20.1.   Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and for certain of its international subsidiaries, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents.

Changes in the pension and medical benefits to employees are set out below:

	Petros Plan		Medical Plan
	Petros	Petros 2	AMS	Other plans	Total
Balance at December 31, 2013	5,342	121	6,999	111	12,573
(+) Remeasurement effects recognized in OCI	3,264	143	2,538	2	5,947
(+) Costs incurred in the year	794	49	1,155	24	2,022
(-) Contributions paid	(245)	−	(396)	(7)	(648)
(-) Payments related to the Term of Financial Commitment (TFC)	(203)	−	−	−	(203)
Others	1	−	−	(13)	(12)
Cumulative translation adjustment	(1,079)	(26)	(1,277)	(10)	(2,392)
Balance at December 31, 2014	7,874	287	9,019	107	17,287
Current	440	−	354	2	796
Non-Current	7,434	287	8,665	105	16,491
	7,874	287	9,019	107	17,287
(+)Costs incurred in the period	253	22	306	7	588
(-) Contributions paid	(49)	−	(95)	(3)	(147)
Others	−	−	−	14	14
Cumulative translation adjustment	(1,374)	(52)	(1,573)	(23)	(3,022)
Balance at March 31, 2015	6,704	257	7,657	102	14,720
Current	405	−	294	1	700
Non-Current	6,299	257	7,363	101	14,020
	6,704	257	7,657	102	14,720

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Pension and medical benefit expenses recognized in profit or loss are set out below:

	Jan-Mar/2015
	Pension Plan		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Current service cost	24	13	38	3	78
Interest cost over net liabilities / (assets)	229	9	268	4	510
Net costs for the period Jan-Mar/2015	253	22	306	7	588
Related to active employees:
Included in the cost of sales	75	12	73	−	160
Operating expenses in profit or loss	37	9	44	7	97
Related to retired employees	141	1	189	−	331
Net costs for the period Jan-Mar/2015	253	22	306	7	588
Net costs for the period Jan-Mar/2014	173	12	250	5	440

As of March 31, 2015, the Company had the balance of crude oil and oil products of US$ 1,806 pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the three month period ended March 31, 2015 the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 78 ( US$ 83 in the three month period ended March 31, 2014).

20.2.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, following negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by management (maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed - excluding NGL - in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule).

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees.

Pursuant to the amended rules, in the event the Company records a net loss for the period, profit sharing benefit will be one half of the benefit paid in the prior year in addition to half a month’s salary for each employee.

Profit sharing benefits for the quarter ended March 31, 2015

Based on the consolidated result of the corporate indicators for the quarter ended March 31, 2015, a 6.25% distribution was applied to the net income expressed in reais and the Company recognized a profit sharing expense of US$ 117.

20.3.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

On March 31, 2014 the Company recognized in other expenses in the statement of income a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

As of March 31, 2015, 5,118 separations and 500 cancellations of requests were made for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Balance as of December 31, 2014	390
Revision of provision	9
Separations in the period	(25)
Cumulative translation adjustment	(66)
Balance as of March 31, 2015	308
Current	159
Non-current	149

21.        Shareholders’ equity

21.1.   Share capital (net of share issuance costs)

As of March 31, 2015 subscribed and fully paid share capital was US$ 107,380 and share issuance costs were US$ 279 (US$ 107,380 and US$ 279 as of December 31, 2014), represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

21.2.   Dividends

The Company’s Board of Directors did not propose a dividend distribution in 2015 for the year ended December 31, 2014, because the Company reported a loss for that fiscal year.

21.3.   Earnings per Share

	Jan-Mar/2015	Jan-Mar/2014
Net income (loss) attributable to shareholders of Petrobras	1,862	2,280
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.14	0.17

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.        Sales revenues

	Jan-Mar/2015	Jan-Mar/2014
Gross sales	32,502	41,627
Sales taxes	(6,535)	(7,133)
Sales revenues (*)	25,967	34,494
Diesel	8,366	9,793
Automotive gasoline	4,667	5,620
Fuel oil (including bunker fuel)	770	1,001
Naphtha	574	1,568
Liquefied petroleum gas	760	859
Jet fuel	901	1,429
Other oil products	938	1,437
Subtotal oil products	16,976	21,707
Natural gas	1,702	1,873
Ethanol, nitrogen products, renewables and other non-oil products	993	925
Electricity, services and others	1,489	1,889
Total domestic market	21,160	26,394
Exports	1,985	3,480
International sales (**)	2,822	4,620
Sales revenues (*)	25,967	34,494

(*) Analysis of sales revenues by business segment is set out in note 27.
(**) Sales revenues from operations outside of Brazil, other than exports.

23.        Other expenses, net

	Jan-Mar/ 2015	Jan-Mar/ 2014
Pension and medical benefits - retirees	(331)	(234)
Unscheduled stoppages and pre-operating expenses	(329)	(225)
Legal, administrative and arbitration proceedings	(291)	(161)
Institutional relations and cultural projects	(133)	(194)
Health, safety and environment	(25)	(35)
Voluntary Separation Incentive Plan - PIDV	(9)	(1,014)
Gains / (losses) on decommissioning of returned/abandoned areas	(2)	−
Reversal / Recognition of impairment	(1)	6
E&P areas returned and cancelled projects	−	(25)
Government grants	2	30
Reimbursements from E&P partnership operations	49	72
Gains / (losses) on disposal/write-offs of assets	141	247
Others (*)	111	(99)
	(818)	(1,632)

(*) Includes US$ 164 in 2014 with respect to additional profit sharing benefits for 2013, as set out on note 22.7 of the Company's consolidated financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

24.        Costs and Expenses by nature

	Jan-Mar/2015	Jan-Mar/2014
Raw material / products for resale	(8,724)	(15,492)
Materials, freight, rent, third-party services and other related costs	(5,187)	(5,320)
Depreciation, depletion and amortization	(2,974)	(3,013)
Employee compensation	(2,708)	(3,862)
Production taxes	(1,590)	(3,588)
Unscheduled stoppages and pre-operating expenses	(329)	(225)
Legal, administrative and arbitration proceedings	(291)	(161)
Other taxes	(263)	(138)
Exploration expenditures written off (incl. dry wells and signature bonuses)	(201)	(447)
Institutional relations and cultural projects	(133)	(194)
Health, safety and environment	(25)	(35)
Gains / (losses) on decommissioning of returned/abandoned areas	(2)	−
Impairment	(1)	6
E&P areas returned and cancelled projects	−	(25)
Gains / (losses) on disposal/write-offs of assets	141	247
Allowance for impairment of trade receivables	301	(14)
Changes in inventories	560	828
	(21,426)	(31,433)
In the Statement of income
Cost of sales	(18,140)	(26,388)
Selling expenses	(602)	(1,154)
General and administrative expenses	(946)	(1,083)
Exploration costs	(343)	(646)
Research and development expenses	(197)	(250)
Other taxes	(263)	(138)
Other expenses, net	(818)	(1,632)
Profit sharing	(117)	(142)
	(21,426)	(31,433)

25.        Net finance income (expense)

	Jan-Mar/2015	Jan-Mar/2014
Foreign exchange gains/(losses) and inflation indexation charges on debt (*)	(883)	107
Debt interest and charges	(1,616)	(1,540)
Income from investments and marketable securities	176	264
Financial result on net debt	(2,323)	(1,169)
Capitalized borrowing costs	506	946
Gains (losses) on derivatives, net	(5)	7
Interest income from marketable securities	2	14
Other finance expense and income, net	(83)	(41)
Other foreign exchange gains/(losses) and indexation charges, net	(60)	170
Finance income (expenses), net	(1,963)	(73)
Income	256	441
Expenses	(1,289)	(782)
Foreign exchange gains/ (losses) and inflation indexation charges, net	(930)	268
	(1,963)	(73)

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

26.        Supplemental information on statement of cash flows

	Jan-Mar/2015	Jan-Mar/2014

Additional information on cash flows:
Amounts paid/received during the year:
Income taxes paid	217	193
Withholding income tax paid on behalf of third-parties	381	432

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	3	3
Recognition (reversal) of provision for decommissioning costs	24	5

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.        Segment Information

Consolidated assets by Business Area - 03.31.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	5,995	12,414	3,414	57	2,744	2,024	19,701	(3,468)	42,881
Non-current assets	129,134	45,681	20,963	823	3,489	10,454	6,886	(976)	216,454
Long-term receivables	6,150	2,950	1,765	3	1,381	1,604	4,187	(923)	17,117
Investments	205	1,241	452	651	17	2,234	143	−	4,943
Property, plant and equipment	120,362	41,294	18,477	169	1,900	6,090	2,340	(53)	190,579
Operating assets	87,518	34,635	15,070	156	1,471	4,519	1,937	(53)	145,253
Under construction	32,844	6,659	3,407	13	429	1,571	403	−	45,326
Intangible assets	2,417	196	269	−	191	526	216	−	3,815
Total Assets	135,129	58,095	24,377	880	6,233	12,478	26,587	(4,444)	259,335

Consolidated assets by Business Area - 03.31.2014

Current assets	6,008	14,724	3,979	65	3,481	2,345	24,160	(3,930)	50,832
Non-current assets	145,516	55,314	24,388	1,044	3,740	10,664	8,225	(1,036)	247,855
Long-term receivables	6,729	3,605	1,411	3	1,211	1,848	5,029	(973)	18,863
Investments	200	1,807	524	836	15	2,226	145	−	5,753
Property, plant and equipment	135,671	49,662	22,126	205	2,284	6,058	2,787	(63)	218,730
Operating assets	99,313	40,940	17,868	189	1,730	3,716	2,094	(63)	165,787
Under construction	36,358	8,722	4,258	16	554	2,342	693	−	52,943
Intangible assets	2,916	240	327	−	230	532	264	−	4,509
Total Assets	151,524	70,038	28,367	1,109	7,221	13,009	32,385	(4,966)	298,687

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Mar/2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	8,981	18,952	3,715	55	8,401	2,302	−	(16,439)	25,967
Intersegments	8,834	6,757	581	53	175	39	−	(16,439)	−
Third parties	147	12,195	3,134	2	8,226	2,263	−	−	25,967
Cost of sales	(6,671)	(15,006)	(3,126)	(57)	(7,684)	(1,976)	−	16,380	(18,140)
Gross profit (loss)	2,310	3,946	589	(2)	717	326	−	(59)	7,827
Income (expenses)	(604)	(681)	145	(12)	(419)	(186)	(1,471)	59	(3,169)
Selling, general and administrative	(116)	(574)	223	(9)	(434)	(199)	(499)	60	(1,548)
Exploration costs	(306)	−	−	−	−	(37)	−	−	(343)
Research and development	(77)	(33)	(15)	(2)	−	(1)	(69)	−	(197)
Other taxes	(11)	(58)	(68)	−	(5)	(30)	(91)	−	(263)
Other expenses, net	(94)	(16)	5	(1)	20	81	(812)	(1)	(818)
Income / (loss) before financial results, profit sharing and income taxes	1,706	3,265	734	(14)	298	140	(1,471)	−	4,658
Net finance income (expense)	−	−	−	−	−	−	(1,963)	−	(1,963)
Share of earnings in equity-accounted investments	−	24	27	(7)	1	15	−	−	60
Profit sharing	(44)	(30)	(5)	−	(5)	(2)	(31)	−	(117)
Income / (loss) before income taxes	1,662	3,259	756	(21)	294	153	(3,465)	−	2,638
Income taxes	(566)	(1,099)	(248)	6	(100)	(83)	1,034	−	(1,056)
Net income (loss)	1,096	2,160	508	(15)	194	70	(2,431)	−	1,582
Net income attributable to:
Shareholders of Petrobras	1,097	2,159	481	(15)	194	35	(2,089)	−	1,862
Non-controlling interests	(1)	1	27	−	−	35	(342)	−	(280)
	1,096	2,160	508	(15)	194	70	(2,431)	−	1,582

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Mar/2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	16,739	27,134	4,041	49	9,940	3,520	−	(26,929)	34,494
Intersegments	16,659	9,376	354	47	283	210	−	(26,929)	−
Third parties	80	17,758	3,687	2	9,657	3,310	−	−	34,494
Cost of sales	(8,325)	(29,234)	(3,612)	(58)	(9,088)	(3,098)	−	27,027	(26,388)
Gross profit (loss)	8,414	(2,100)	429	(9)	852	422	−	98	8,106
Income (expenses)	(1,543)	(1,040)	(161)	(19)	(532)	(230)	(1,430)	52	(4,903)
Selling, general and administrative	(89)	(734)	(291)	(13)	(462)	(180)	(518)	50	(2,237)
Exploration costs	(625)	−	−	−	−	(21)	−	−	(646)
Research and development	(133)	(41)	(17)	(3)	−	−	(56)	−	(250)
Other taxes	(13)	(16)	(29)	−	(5)	(23)	(52)	−	(138)
Other expenses, net	(683)	(249)	176	(3)	(65)	(6)	(804)	2	(1,632)
Income / (loss) before financial results, profit sharing and income taxes	6,871	(3,140)	268	(28)	320	192	(1,430)	150	3,203
Net finance income (expense)	−	−	−	−	−	−	(73)	−	(73)
Share of earnings in equity-accounted investments	2	62	54	(13)	−	114	2	−	221
Profit sharing	(49)	(39)	(5)	−	(10)	(3)	(36)	−	(142)
Income / (loss) before income taxes	6,824	(3,117)	317	(41)	310	303	(1,537)	150	3,209
Income taxes	(2,320)	1,081	(89)	10	(106)	44	669	(52)	(763)
Net income (loss)	4,504	(2,036)	228	(31)	204	347	(868)	98	2,446
Net income attributable to:
Shareholders of Petrobras	4,505	(2,035)	220	(31)	204	319	(1,000)	98	2,280
Non-controlling interests	(1)	(1)	8	−	−	28	132	−	166
	4,504	(2,036)	228	(31)	204	347	(868)	98	2,446

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Statement of Income - breakdown of International Business Area
	Jan-Mar/2015
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Statement of income
Sales revenues	461	1,150	124	1,084	2	(519)	2,302
Intersegments	256	291	8	1	2	(519)	39
Third parties	205	859	116	1,083	−	−	2,263
Income before financial results, profit sharing and income taxes	136	6	14	26	(51)	9	140
Net income (loss) attributable to shareholders of Petrobras	122	1	24	22	(144)	10	35
	Jan-Mar/2014
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Statement of income
Sales revenues	790	1,899	121	1,217	7	(514)	3,520
Intersegments	361	350	8	−	5	(514)	210
Third parties	429	1,549	113	1,217	2	−	3,310
Income before financial results, profit sharing and income taxes	181	22	26	41	(67)	(11)	192
Net income (loss) attributable to shareholders of Petrobras	264	27	32	38	(31)	(11)	319
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Total assets - breakdown of International Business Area
At 03.31.2015	9,639	1,598	465	890	990	(1,104)	12,478
At 03.31.2014	9,623	1,861	472	940	1,230	(1,117)	13,009

As an outcome of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer, the Company has recently approved the organizational structure adjustments in other business areas to allocate the international activities to other business segments. Considering the necessary steps to integrate the management of those activities, the Company is still presenting the results of international activities separately.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.        Provisions for legal proceedings

28.1.   Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party, deferred VAT (ICMS) on natural gas purchases and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings, are set out below:

Non-current liabilities	03.31.2015	12.31.2014
Labor claims	641	717
Tax claims	221	104
Civil claims	591	666
Environmental claims	35	40
Other claims	8	13
	1,496	1,540

	03.31.2015	03.31.2014
Opening Balance	1,540	1,246
New provisions, net	284	766
Payments made	(7)	(314)
Accruals and charges	15	66
Others	(46)	(8)
Cumulative translation adjustment	(290)	(216)
Closing Balance	1,496	1,540

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	03.31.2015	12.31.2014
Labor	791	928
Tax	878	1,006
Civil	632	663
Environmental	69	80
Others	3	5
	2,373	2,682

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized as liabilities in the financial statements but are disclosed, unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings as of March 31, 2015 for which the likelihood of loss is considered to be possible are set out in the table below.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Estimate
Tax	29,944
Civil - General	3,025
Labor	4,046
Civil - Environmental	1,307
Others	1
38,323

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) for which the likelihood of loss is considered to be possible are set out in the table below.

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Failure to withhold and pay income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) on remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	6,671
2) Failure to pay tax on financial operations (IOF) over intercompany loans entered into with, PifCo, Brasoil and BOC in 2007, 2008, 2009 and 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,270
3) Deduction from taxable income of profits of subsidiaries and associates domiciled abroad in 2005, 2006, 2007, 2008, 2009 and 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,145
4) Failure to withhold and pay income tax (IRRF) on remittances for payment of crude oil imports.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,767
5) Deduction from taxable income of expenses from Petros Plan renegotiation and penalties.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,566
6) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of development costs.
Current status: This claim involves a lawsuit in administrative stage, in which the Company is taking legal actions to ensure its rights.	1,486
7) Tax credits applied were disallowed due to failure to comply with an ancillary tax obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,424
8) Failure to pay social security contributions over contingent bonuses paid to employees.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	693
9) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of various employee benefits and pension benefits (PETROS) expenses in 2007 and 2008.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	627

10) Failure to pay Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in different administrative and judicial levels, in which the Company is taking legal actions to ensure its rights.	533
Plaintiff: State of São Paulo Finance Department

11) Dispute over VAT (ICMS) levied on a drilling rig import – temporary admission in the state of São Paulo and clearance in the state of Rio de Janeiro and related fines for breach of ancillary tax obligations.

Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	1,512
Plaintiff: States of AM, BA, DF, ES, PA, PE and RJ Finance Departments
12) Dispute over VAT (ICMS) levied on crude oil and natural gas sales attributable to alleged differences in initial inventory and final inventory.
Current status: This claim involves lawsuits in different administrative and judicial levels, in which the Company is taking legal actions to ensure its rights.	823
Plaintiff: State of Rio de Janeiro Finance Department
13) VAT (ICMS) levied on dispatch of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative stages, in which the Company is taking legal actions to ensure its rights.	1,116
14) Dispute over VAT (ICMS) levied on jet fuel sales, as Decree 36,454/2004 was declared unconstitutional.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	603
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

15) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo. Petrobras withheld and paid these taxes to the municipalities where the respective service providers were established, in accordance with Complementary Law 116/03.

Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	748
Plaintiff: States of SP, RS and SC Finance Departments
16) Three States challenged VAT (ICMS) paid to the State of MS on imports of natural gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	627
Plaintiff: States of Rio de Janeiro and Sergipe Finance Departments
17) VAT (ICMS) credits were allegedly applied improperly on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	319
Plaintiff: States of São Paulo, Ceará, Paraíba, Rio de Janeiro, Bahia and Pará Finance Departments
18) Alleged failure to pay VAT (ICMS) and allegedly improper use of ICMS credits on exports, internal consumption and similar transactions involving bunker fuel.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	359
19) Other tax matters	4,655
Total tax matters	29,944

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Legal and administrative disputes on differences in special participation charges and royalties paid in several oil fields. In addition, the Brazilian Oil, Natural Gas and Biofuels Agency (ANP) is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	982
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
2) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline and other oil products (Diesel and LPG) sales in the domestic market.
Current status: This claim is in judicial stage and was ruled for the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices anti-competitive.	435
3) Other civil matters	1,608
Total for civil matters	3,025

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná
AMAR - Associação de Defesa do Meio Ambiente de Araucária and IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	688
2) Other environmental matters	619
Total for environmental matters	1,307

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of Espírito Santo, Rio de Janeiro, Bahia, Minas Gerais and São Paulo.
1) Class actions requiring a review of how the minimum compensation based on the employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is computed.
Current status: The Company filed with the Superior Labor Court its collective bargaining agreement seeking an interpretation of the clause that is being questioned before the Labor Courts.	1,007
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro of the state of Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The Company has appealed a decision with respect to the claim filed by Sindipetro/BA and awaits judgment by the Superior Labor Court. The Company has filed an appeal in the Superior Labor Court to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	369
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3)The plaintiff claims Petrobras to pay overtime for standby work time exceeding 12-hours per day. It also claims that Petrobras must respect a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	322
4) Other labor matters	2,348
Total for labor matters	4,046

28.2.   Class actions and other related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Litigation”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint on March 27, 2015 that purports to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired the 2012 Notes pursuant to the 2009 Registration Statement, or the 2013 Notes or 2014 Notes pursuant to the 2012 Registration Statement and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the period January 22, 2010 and March 19,2015, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The consolidated amended complaint alleges, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, PGF and underwriters of notes issued by the Company filed a motion to dismiss. The motion to dismiss is scheduled to be fully debriefed by May 22, 2015.

In addition, to date, three complaints have been filed by individual investors in the Southern District of New York consisting of allegations similar to those in the consolidated amended complaint. Those individual actions have been consolidated with the Consolidated Securities Litigation for pre-trial purposes.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The plaintiffs have not specified an amount of alleged damages in the actions. Because these actions are in their early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. The Company has engaged a U.S. firm as legal counsel and intends to defend vigorously against the allegations made in the context of these actions.

29.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,071 of which US$ 1,603 were still in force at March 31, 2015, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to US$ 1,269 and bank guarantees of US$ 334.

30.        Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. It manages risks through a corporate policy established by its officers.

The objective of the overall risk management policy is to support the achievement of the Company’s strategic goals through an adequate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

A summary of the positions held by the Company and recognized in other current assets and liabilities as of March 31, 2015, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Derivatives not designated for hedge accounting
Future contracts - total (*)	(19,572)	(4,314)	50	70
Long position/Crude oil and oil products	90,088	84,544	−	−	2015
Short position/Crude oil and oil products	(109,660)	(88,858)	−	−	2015
Options - total (*)	845	(594)	−	0.7
Call/Crude oil and oil products	(50)	(364)	(0.3)	(0.4)	2015
Put/Crude oil and oil products	895	(230)	0.3	1.1	2015
Forward contracts - total			(1)	2
Long position/Foreign currency forwards (ARS/USD)	USD 10	USD 10	(1)	(1)	2015
Short position/Foreign currency forwards (BRL/USD)	USD 1	USD 249	−	3	2015
Swap
Interest – Euribor / Fixed rate	EUR 4	EUR 5	−	−	2015

Derivatives designated for hedge accounting
Swap - total			(27)	(42)
Foreign currency / Cross-currency Swap	USD 298	USD 298	(6)	(22)	2016
Interest – Libor / Fixed rate	USD 408	USD 419	(21)	(20)	2020

Total recognized in the Statement of Financial Position			22	30.7
(*) Notional value in thousands of bbl

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Gains (losses) recognized in the statement of income (*)		Gains (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Mar/2015	Jan-Mar/2014	Jan-Mar/2015	Jan-Mar/2014	03.31.2015	12.31.2014
Commodity derivatives	(15)	16	−	−	90	6
Foreign currency derivatives	12	(9)	1	3	−	−
Interest rate derivatives	(2)	−	(2)	1	−	−
Embedded derivative - ethanol	−	−	−	−	−	−
	(5)	7	(1)	4	90	6
Cash flow hedge on exports (***)	(288)	(199)	(9,596)	1,844	−	−
	(293)	(192)	(9,597)	1,848	90	6

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out note 30.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of March 31, 2015 is set out following:

Financial Instruments	Risk	Probable Scenario*	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	50	(189)	(428)
Forward contracts	Foreign currency - depreciation R$ x USD	−	−	−
Forward contracts	Foreign currency - appreciation argentine peso x USD	1	(2)	(5)
Swap	Interest - Euribor decrease	−	−	−
Options	Crude oil and oil products - price changes	−	−	(1)
		51	(191)	(434)
Derivatives designated for hedge accounting
Swap		(5)	(60)	(100)
Debt	Foreign currency - appreciation JPY x USD	5	60	100
Net effect		−	−	−

Swap		4	(1)	(2)
Debt	Interest - LIBOR increase	(4)	1	2
Net effect		−	−	−

(*) On March 31, 2015, the probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 0.37% depreciation of the Real; Japanese Yen x U.S. Dollar - a 1.7% depreciation of the Japanese Yen; Peso x U.S. Dollar - a 4.83% depreciation of the Peso; LIBOR Forward Curve - a 0.28% increase throughout the curve; EURIBOR Forward Curve - a 0.1% increase throughout the curve.

30.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras preferably does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

30.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)             Cash Flow Hedge involving the Company’s highly probable future exports

The Company designates hedging relationships to account for the effects of the existing natural hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its U.S. dollar denominated exports and to properly recognize that hedge in its financial statements.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 5.66 years).

The principal amounts, fair value as of March 31, 2015, and a schedule of the timing of the losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income based on a R$/USD 3.2080 exchange rate, are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of March 31, 2015 (R$ million)
Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2015 to November 2023	52,072	167,047

Changes in the principal amount (in US$ million)
Amounts designated as of December 31, 2014	50,858
New hedging instruments designated	2,634
Exports affecting profit or loss	(1,395)
Principal repayments / amortization	(25)
Amounts designated as of March 31, 2015	52,072

A schedule of the timing of the losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income as of March 31, 2015 is set out below:

	Consolidated
	03.31.2015
	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
Expected reclassification	(1,558)	(2,187)	(2,507)	(2,501)	(2,205)	(1,778)	(1,626)	(1,712)	(803)	(16,877)

b)            Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 03.31.2015	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	3,525		13	881	1,762
Liabilities	(62,133)	Dollar/Real	(233)	(15,533)	(31,067)
Cash flow hedge on exports	52,072		195	13,018	26,036
	(6,536)		(25)	(1,634)	(3,269)
Liabilities (**)	(648)	Yen/Dollar	11	(162)	(324)
Assets	13	Euro/Real	−	3	7
Liabilities	(2,214)		21	(554)	(1,107)
	(2,201)		21	(551)	(1,100)
Assets	5,902	Euro/Dollar	(89)	1,476	2,951
Liabilities	(11,913)		180	(2,978)	(5,957)
	(6,011)		91	(1,502)	(3,006)
Assets	6	Pound	−	2	3
Liabilities	(704)	Sterling/Real	−	(176)	(352)
	(698)		−	(174)	(349)
Assets	1,632	Pound	(12)	408	816
Liabilities	(3,511)	Sterling/Dollar	26	(877)	(1,755)
	(1,879)		14	(469)	(939)
Assets	225	Peso/Dollar	11	56	112
Liabilities	(618)		(30)	(154)	(309)
	(393)		(19)	(98)	(197)
	(18,366)		93	(4,590)	(9,184)

(*) On March 31, 2015, the probable scenario was computed based on the following risks: Real x Dollar – a 0.37% depreciation of the Real / Yen x Dollar – a 1.7% depreciation of the Yen / Peso x Dollar: a 4.83% depreciation of the Peso/ Euro x Dollar: a 1.31% depreciation of the Euro / Pound Sterling x Dollar: a 0.34% depreciation of the Pound Sterling. The probable scenario was determined based on the spot foreign exchange rates (PTAX selling rates) reported by Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

30.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

30.4.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from customers or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is very diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is spread among “investment grade” international banks rated by international rating agencies and highly-rated Brazilian banks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that the need of cash for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

This strategy is currently being achieved, for example, by seeking funding in the Asian banking market. The Company intends to use different funding sources (banking market, export credit agencies - ECAs and capital markets) in 2015 to obtain the necessary funding to repay debt and fund its capital expenditures. In addition, the Company’s divestment program (of US$ 13.7 billion) will contribute to its funding needs.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

Maturity	2015	2016	2017	2018	2019	2020 and thereafter	Balance at March 31, 2015	Balance at December 31, 2014
	12,734	17,803	16,673	21,729	27,248	72,723	168,910	179,704

31.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are the same as or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1 inputs: are the most reliable evidence of fair value, quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2 inputs: are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3 inputs: are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	1,549	−	−	1,549
Commodity derivatives	50	−	−	50
Foreign currency derivatives	−	−	−	−
Balance at March 31, 2015	1,599	−	−	1,599
Balance at December 31, 2014	2,781.7	2	−	2,783.7

Liabilities
Foreign currency derivatives	−	(7)	−	(7)
Interest derivatives	−	(21)	−	(21)
Balance at March 31, 2015	−	(28)	−	(28)
Balance at December 31, 2014	−	(42)	−	(42)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of March 31, 2015, computed based on the prevailing market rates is set out in note 15.1.

32.        Subsequent events

Financing agreements in the banking market

On April 1, 2015, Petrobras Global Trading BV – PGT, an indirect subsidiary of Petrobras entered into a US$ 3.5 billion line of credit for 10 years with China Development Bank Corporation – CDB.

On April 9, 2015, Petrobras Distribuidora S.A. (a wholly-owned subsidiary of Petrobras) entered into a R$ 4.5 billion (US$ 1.5 billion) working capital loan agreement with Banco do Brasil, due March 2021.

On April 17, 2015, the Company announced the approval of the following financing agreements:

-       5-year standby credit line with Caixa Econômica Federal amounting to R$ 2 billion (US$ 0.8 billion);

-       5-year standby credit line with Bradesco amounting to R$ 3 billion (US$ 1.2 billion);

-       Cooperation agreement with Standard Chartered for an oil production platform sale and leaseback transaction amounting to US$ 3 billion, with a 10 year maturity.

33.        Information Related to Guaranteed Securities Issued by Subsidiaries

33.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May18, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.